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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2013 FOURTH QUARTER AND YEAR END RESULTS

March 5, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period and year ended December 31, 2013.

HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2013, together with some recent subsequent events, are set out below:

  •
  FFO per unit up 65% in comparison to the same quarter last year;

  •
  Acquired eight income-producing properties in Germany and the Netherlands at an acquisition cost totalling approximately $189 million and over 2.5 million feet of leaseable area bringing the total acquisitions for 2013 to approximately $284 million and over 4 million square feet of leaseable area;

  •
  Issued $200 million of 4.613% Series 1 senior unsecured debentures due 2018 on October 2, 2013 which was swapped into euro 142 million denominated debt at 3.56% to facilitate the funding of the European acquisitions;

  •
  Including the recent acquisitions, since January 1, 2013, reduced Magna International Inc. ("Magna") tenant concentration from 97% to 85% based on annualized lease payments(1);

  •
  Since January 1, 2013, completed 26 lease renewals, extensions (including the recent extension of the Graz, Austria property) or entered into new leases totalling 9.2 million square feet for a weighted average lease term of 7.2 years;

  •
  Increased the monthly distribution by 4.6% to 18.3 cents per stapled unit commencing with the December 2013 distribution; and

  •
  On March 5, 2014, entered into an asset purchase agreement with Magna for the sale to Magna of Granite's portfolio of Mexican properties for a purchase price of U.S. $105.0 million. The sale is subject to the satisfaction of several closing conditions, some of which involve action by government entities in Mexico.

(1)
Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

Granite's results for the three month periods and years ended December 31, 2013 and 2012 are summarized below (all figures are in Canadian dollars):

	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
(in thousands, except per unit/share figures)
Revenues	$54,678	$45,315	$203,247	$181,115

Net income (loss)	(2,391)	14,488	145,266	149,827

Funds from operations ("FFO")(2)	36,470	22,071	138,285	109,855

Comparable FFO(3)	36,470	22,071	142,505	109,855

Per stapled unit or common share amounts:
Basic and diluted net income (loss)	$(0.06)	$0.31	$3.09	$3.20

Basic and diluted FFO(2)	$0.78	$0.47	$2.95	$2.34

Basic and diluted comparable FFO(3)	$0.78	$0.47	$3.04	$2.34

Fair value of investment properties(4)			$2,351,897	$1,943,697

(2)
FFO and basic and diluted FFO per stapled unit or common share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). For a reconciliation of FFO to net income attributable to stapled unitholders or common shareholders, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders or Common Shareholders".

(3)
Comparable FFO and basic and diluted comparable FFO per stapled unit or common share excludes $4.2 million of current tax expense associated with net withholding taxes paid in the second quarter of 2013 largely related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post real estate investment trust ("REIT") conversion. These withholding taxes were accounted for as a deferred tax liability in prior years, the vast majority of which pertained to periods prior to 2012. The impact to the current tax expense was offset by the reversal of that deferred tax liability resulting in no impact to total tax expense in the year. As the net $4.2 million withholding tax payment is a result of a significant repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount to prior periods. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders or Common Shareholders".

(4)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended December 31, 2013

For the three month period ended December 31, 2013, rental revenue increased by $9.4 million from $45.3 million in the fourth quarter of 2012 to $54.7 million in the fourth quarter of 2013 primarily due to the acquisition of 12 properties in the United States and Europe throughout the year, contractual rent adjustments resulting from Consumer Price Index based increases largely in Austria and Canada, and the favourable effects of changes in foreign currency exchange rates.

Granite's net loss in the fourth quarter of 2013 was $2.4 million and decreased from the $14.5 million net income reported for the fourth quarter of 2012. Net income decreased primarily due to (i) a $34.2 million decrease in deferred tax recovery and (ii) $7.7 million in acquisition transaction costs partially offset by (i) an $11.8 million decrease in net fair value losses on investment properties, (ii) a $9.4 million increase in rental revenue, (iii) a $2.2 million decrease in general and administrative expenses which includes a $3.7 million reduction in advisory costs associated with the REIT conversion partially offset by $1.2 million in higher compensation expense and professional fees and (iv) a $3.7 million decrease in current tax expense.

FFO for the fourth quarter increased $14.4 million to $36.5 million from $22.1 million in the prior year period primarily due to increased rental revenue of $9.4 million and lower current tax expense of $3.7 million.

Year ended December 31, 2013

For the year ended December 31, 2013, rental revenue increased by $22.1 million from $181.1 million in the year ended December 31, 2012 to $203.2 million in the current year period primarily due to the reasons noted above.

Granite's net income for the year ended December 31, 2013 was $145.3 million compared to $149.8 million for the year ended December 31, 2012. Net income decreased by $4.5 million primarily due to (i) a net fair value loss on investment properties of $25.2 million compared to a $33.3 million net fair value gain in the prior year, (ii) $14.2 million in acquisition transaction costs, (iii) $4.7 million in additional net interest expense and (iv) a $1.1 million loss on sale of investment properties. These decreases were largely offset by (i) a decrease in deferred income taxes of $34.9 million which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, (ii) a $22.1 million increase in rental revenue, (iii) a $8.2 million decrease in current income taxes, (iv) a $5.1 million gain on the settlement of the Meadows holdback and (v) a $3.7 million decrease in general and administrative expenses which includes a $5.4 million reduction in advisory costs associated with the REIT conversion partially offset by $2.1 million in higher compensation expense and professional fees.

Comparable FFO for the year ended December 31, 2013 of $142.5 million, which excludes the current tax expense of $4.2 million associated with the net withholding taxes paid in the second quarter, increased $32.6 million from $109.9 million in the prior year period primarily due to increased rental revenue of $22.1 million, a reduction in general and administrative expense of $3.7 million and lower current income tax expense of $12.2 million, largely attributable to the REIT conversion, partially offset by a $4.7 million increase in net interest expense and other financing costs.

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2013 and 2012 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME (LOSS) ATTRIBUTABLE TO STAPLED UNITHOLDERS OR COMMON SHAREHOLDERS

	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
	(in thousands, except per unit/share information)
Net income (loss) attributable to stapled unitholders or common shareholders	$(2,599)	$14,466	$145,031	$149,756
Add (deduct):
Fair value losses (gains) on investment properties	29,820	41,565	25,224	(33,343)
Fair value (gains) losses on financial instruments	(216)	585	(72)	359
Gain on Meadows holdback	—	—	(5,143)	—
Acquisition transaction costs	7,751	—	14,246	—
Loss on sale of investment properties	794	—	1,122	21
Deferred income taxes	813	(34,545)	(42,018)	(6,923)
Non-controlling interests relating to the above	107	—	(105)	(15)

FFO	36,470	22,071	138,285	109,855
Add: Net withholding tax payment	—	—	4,220	—

Comparable FFO	$36,470	$22,071	$142,505	$109,855

Basic and diluted FFO per stapled unit or common share	$0.78	$0.47	$2.95	$2.34

Basic and diluted comparable FFO per stapled unit or common share	$0.78	$0.47	$3.04	$2.34

Basic number of stapled units or common shares outstanding	46,942	46,833	46,925	46,855

Diluted number of stapled units or common shares outstanding	46,957	46,866	46,949	46,876

CHANGES IN FINANCIAL REPORTING

The Trust adopted IFRS effective January 1, 2012, the transition date. The Trust's reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles; however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in the Trust's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited combined financial statements for the years ended December 31, 2013 and 2012. In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 6, 2014 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-708-4508. Overseas callers should use +1-416-981-9091. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21706949) and will be available until Monday, March 17, 2014.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite has filed its annual report for the year ended December 31, 2013 on Form 40-F with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling 647-925-7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

For further information about Granite, please see our website at www.granitereit.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect Granite Real Estate Investment Trust's mutual trust fund status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2013, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2013, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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GRANITE ANNOUNCES 2013 FOURTH QUARTER AND YEAR END RESULTS